Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургут[redacted]
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, i

02015869

«26» 02 2002г. № 13-133

[вручить лично через курьера]

SUPPL

RECEIVED
MAR 12 2002
305

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

AO Surgutneftegas

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, **уведомляем Вас о повестке дня собрания акционеров и направляем бюллетень для голосования по вопросам повестки дня годового общего собрания акционеров ОАО «Сургутнефтегаз»**, а также прилагаем перевод на английский язык текста информационного сообщения, опубликованного в газете «Нефть Приобья» № 7 (1544), февраль 2001 года.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 5 листах в 1 экз.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

lw 3/14

С уважением,

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33 42-60-30*	*1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

№0251431

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«26» 02 2002г. № 13-133

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from a full set of accounts under Rule 12g3-2(b) adopted as amendment to the Securities Exchange Act of 1934, we would like to **inform you of the agenda of the Shareholders' Annual General Meeting and send you the Ballot Paper for voting on items of the agenda of the Shareholders' Annual General Meeting of OJSC "Surgutneftegas"**. Please, find enclosed the news bulletin, published in the newspaper "Neft Priob'ya" # 7 (1544), dated February, 2002.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 5 pages.

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1
Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400
Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

№0251432

ВНИМАНИЮ АКЦИОНЕРОВ
открытого акционерного общества «Сургутнефтегаз»!
(Место нахождения: Российская Федерация, Тюменская область, г.Сургут)

Открытое акционерное общество «Сургутнефтегаз» (ОАО «Сургутнефтегаз») уведомляет акционеров, что 30 марта 2002 года в 10 час. 00 мин. в здании Дворца Искусств «Нефтяник» по адресу: 628415, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32, состоится годовое общее собрание акционеров ОАО «Сургутнефтегаз».

Форма проведения годового общего собрания акционеров – собрание.

Регистрация участников собрания осуществляется с 08 час. 00 мин. 30 марта 2002 года по месту проведения собрания.

Дата составления списка лиц, имеющих право на участие в годовом общем собрании акционеров 12 февраля 2002 года.

Повестка дня годового общего собрания акционеров:

1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО «Сургутнефтегаз», годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2001 год.
2. Утверждение распределения прибылей (убытков) ОАО «Сургутнефтегаз» за 2001 год, в том числе выплата (объявление) дивидендов, утверждение срока и формы выплаты дивидендов.
3. Избрание членов Совета директоров ОАО «Сургутнефтегаз».
4. Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз».
5. Утверждение аудитора ОАО «Сургутнефтегаз».
6. Внесение изменений и дополнений в устав ОАО «Сургутнефтегаз».
7. Внесение изменений в порядок ведения общего собрания акционеров ОАО «Сургутнефтегаз».
8. Утверждение положения о Совете директоров ОАО «Сургутнефтегаз».
9. Внесение изменений в положение о Ревизионной комиссии ОАО «Сургутнефтегаз».
10. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»).

С информацией, подлежащей представлению акционерам ОАО «Сургутнефтегаз», акционеры и их представители могут ознакомиться с 10 марта 2002 года по 30 марта 2002 года включительно по адресу: 628415, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, каб. №154, в течение каждого рабочего дня с 9-00 до 12-30 и с 14-00 до 17-00. Контактный телефон в Сургуте: (3462) 46 27 64.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: 628415 г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, время приема - в течение каждого рабочего дня с 9-00 до 12-30 и с 14-00 до 17-00. Дата окончания срока приема бюллетеней для голосования: 27 марта 2002 год.

БЮЛЛЕТЕНЬ
для голосования по вопросам повестки дня годового общего собрания акционеров
открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код штрих-код

наименование (Ф.И.О.)

место нахождения общества	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Кукуевицкого,1
место проведения собрания	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32 Дворец Искусств «Нефтяник»
дата проведения собрания	«30» марта 2002 года
время начала собрания	10 часов 00 минут местного времени
форма проведения собрания	собрание

По вопросу №1: «Утверждение годового отчета о результатах хозяйственной деятельности ОАО «Сургутнефтегаз», годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2001 год»		
предлагается решение: «Утвердить годовой отчет о результатах хозяйственной деятельности ОАО «Сургутнефтегаз», годовую бухгалтерскую отчетность, в том числе отчеты о прибылях и убытках за 2001 год».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №2: «Утверждение распределения прибылей (убытков) ОАО «Сургутнефтегаз» за 2001 год, в том числе выплата (объявление) дивидендов, утверждение срока и формы выплаты дивидендов»		
предлагается решение: «Утвердить распределение прибылей (убытков) ОАО «Сургутнефтегаз» за 2001 год. Объявить выплату дивиденда за 2001 год: по привилегированной акции ОАО «Сургутнефтегаз» - 0,1 рубля, по обыкновенной акции ОАО «Сургутнефтегаз» - 0,033 рубля; выплату дивидендов производить в течение одного года: с 03.06.2002 по 02.06.2003 в определенном Советом директоров порядке».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №3: «Избрание членов Совета директоров ОАО «Сургутнефтегаз»	
предлагается решение: Избрать Совет директоров ОАО «Сургутнефтегаз» в следующем составе:	
Фамилия, имя, отчество кандидата	Количество голосов, поданных за кандидата
1. Ананьев Сергей Алексеевич	
2. Анзиряев Юрий Николаевич	
3. Богданов Владимир Леонидович	
4. Буланов Александр Николаевич	
5. Матвеев Николай Иванович	
6. Медведев Николай Яковлевич	
7. Мугу Байзет Юнусович	
8. Усольцев Александр Викторович	
9. Федоров Сергей Анатольевич	
ИТОГО: (количество голосующих акций, умноженное на 9)	
ПРОТИВ ВСЕХ КАНДИДАТОВ	
ВОЗДЕРЖАЛСЯ ПО ВСЕМ КАНДИДАТАМ	

* Умножьте количество принадлежащих Вам голосующих акций на 9. Вы можете распределить полученное количество голосов между несколькими (всеми) указанными в бюллетене кандидатами в Совет директоров ОАО «Сургутнефтегаз», либо отдать их за одного из кандидатов. Количество голосов в графе «итого» должно равняться сумме голосов в вышеуказанных 9-ти строках таблицы.

Акционер вправе не отдавать голоса ни одному из кандидатов, перечеркнув ячейку напротив надписи «ПРОТИВ ВСЕХ КАНДИДАТОВ».

Акционер вправе воздержаться, перечеркнув ячейку напротив надписи «ВОЗДЕРЖАЛСЯ ПО ВСЕМ КАНДИДАТАМ».

По вопросу №4: «Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз»			
предлагается решение: Избрать Ревизионную комиссию ОАО «Сургутнефтегаз» в следующем составе:			
4.1. Белоусова Татьяна Михайловна	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
4.2. Комарова Валентина Пантелеевна	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
4.3. Олейник Тамара Федоровна	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №5: «Утверждение аудитора ОАО «Сургутнефтегаз»		
предлагается решение: «Утвердить в качестве аудитора ОАО «Сургутнефтегаз» на 2002 год ООО «Аудиторская фирма «Аваль».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №6: «Внесение изменений и дополнений в устав ОАО «Сургутнефтегаз»		
предлагается решение: «Внести изменения и дополнения в устав открытого акционерного общества «Сургутнефтегаз».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №7: «Внесение изменений в порядок ведения общего собрания акционеров ОАО «Сургутнефтегаз»		
предлагается решение: «Внести изменения в порядок ведения общего собрания акционеров ОАО «Сургутнефтегаз».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №8: «Утверждение положения о Совете директоров ОАО «Сургутнефтегаз»		
предлагается решение: «Утвердить положение о Совете директоров ОАО «Сургутнефтегаз».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №9: «Внесение изменений в положение о Ревизионной комиссии ОАО «Сургутнефтегаз»		
предлагается решение: «Внести изменения в положение о Ревизионной комиссии ОАО «Сургутнефтегаз».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

По вопросу №10: «Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»)		
предлагается решение: «Одобрить сделки, которые могут быть совершены в процессе осуществления обычной хозяйственной деятельности между ОАО «Сургутнефтегаз» и его аффилированным лицом, если указанные сделки соответствуют следующим условиям: - сделка направлена на реализацию предусмотренных Уставом видов и целей деятельности ОАО «Сургутнефтегаз» в пределах суммы сделки, которую вправе совершать единоличный исполнительный орган акционерного общества в соответствии с Федеральным законом РФ «Об акционерных обществах». Данное решение сохраняет силу до годового общего собрания акционеров ОАО «Сургутнефтегаз» по итогам 2002 года».		
«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»

Подпись акционера (представителя) ____________________ (______________________________)

фамилия, инициалы

Реквизиты доверенности: ____

№, дата выдачи

____

выдавшее доверенность лицо (ф.и.о.)

Примечание:

* По вопросам в бюллетене (за исключением вопроса №3) оставьте только выбранный вариант голосования. Ненужное - зачеркнуть.

* Бюллетень для голосования должен быть обязательно подписан акционером (представителем). Бюллетень без подписи признается недействительным.

* Бюллетень, неправильно заполненный по одному или нескольким вопросам, поставленным на голосование, не влечет за собой признания бюллетеня для голосования недействительным в целом.

* Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: 628415 г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, время приема - в течение каждого рабочего дня с 9-00 до 12-30 и с 14-00 до 17-00. Дата окончания срока приема бюллетеней для голосования: 27 марта 2002 года включительно.

* Если голосование осуществляется по доверенности путем направления бюллетеня для голосования акционерному обществу, к бюллетеню для голосования необходимо приложить доверенность, на основании которой действует представитель.

* Если акционер намерен осуществить голосование на общем собрании лично или направить на него своего представителя, он должен иметь при себе (вручить своему представителю) полученный бюллетень для голосования.

TO THE ATTENTION OF SHAREHOLDERS

of Open Joint Stock Company "Surgutneftegas"!

(Location: the city of Surgut, Tyumenskaya Oblast, the Russian Federation)

Open Joint Stock Company "Surgutneftegas" (OJSC "Surgutneftegas") notifies shareholders that the Shareholders' Annual General Meeting of OJSC "Surgutneftegas" is to be held on March 30, 2002, 10:00 a.m., at Palace of Arts "Neftyanik" at the following address: ul. Entuziastov, 32, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415.

Form of the Shareholders' Annual General Meeting – meeting.

The registration of the participants of the meeting is to start from 8:00 a.m., March 30, 2002 at the venue of the meeting.

February 12, 2002 is the date of compiling a list of shareholders entitled to participate in the meeting.

Agenda of the Shareholders' Annual General Meeting:

1. Approval of OJSC "Surgutneftegas" annual report on results of business activity, annual accounting statements, including profit and loss statements for 2001.
2. Approval of the distribution of profit (loss) of OJSC "Surgutneftegas" for 2001, including the dividend payment (declaration), approval of the schedule and the form of dividend payment.
3. Electing members of OJSC "Surgutneftegas" Board of Directors.
4. Electing members of OJSC "Surgutneftegas" Auditing Committee.
5. Approval of the Auditor of OJSC "Surgutneftegas".
6. Alterations and amendments to the Charter of OJSC "Surgutneftegas".
7. Alterations to the order of conducting OJSC "Surgutneftegas" Shareholders' General Meeting.
8. Approval of the Provision of OJSC "Surgutneftegas" Board of Directors.
9. Alterations to the Provision of the Auditing Committee of OJSC "Surgutneftegas".
10. Approval of transactions with an interested party, which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (based on Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The information subject to submission to OJSC "Surgutneftegas" shareholders is available to shareholders and their proxies from March 10, 2002 to March 30, 2002 inclusive, every working day from 9:00 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:00 p.m. at the following address: ul. Entuziastov, 52/1, office 154, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415. Surgut contact phone: (3462) 46 27 64.

The completed ballot paper may be sent by mail or submitted in person to the address: ul. Entuziastov, 52/1, office 154, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, every working day, 9:00 a.m.-12:30 p.m. and 2:00 p.m.-5:00 p.m.

The deadline for accepting ballot papers is March 27, 2002.

BALLOT PAPER
for voting on items of the agenda of
the Shareholders' Annual General Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

name (last, first, middle name)

location of the Company	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Entuziastov, 32, Palace of Arts "Neftyanik"
date of the Meeting	March 30, 2002
time of the Meeting	10:00 a.m. local time
form of the Meeting	meeting

Item 1: "Approval of OJSC "Surgutneftegas" annual report on results of business activity, annual accounting statements, including profit and loss statements for 2001"		
The proposed resolution: "To approve OJSC "Surgutneftegas" annual report on results of business activity, annual accounting statements, including profit and loss statements for 2001".		
FOR	AGAINST	ABSTAINING

Item 2: "Approval of the distribution of profit (loss) of OJSC "Surgutneftegas" for 2001, including the dividend payment (declaration), approval of the schedule and the form of dividend payment"		
The proposed resolution: "To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2001. To declare dividend payment for 2001: on a preferred share of OJSC "Surgutneftegas" – 0.1 rubles, on an ordinary share of OJSC "Surgutneftegas" – 0.033 rubles; dividend payment shall be carried out during one year: from 03.06.2002 to 02.06.2003 according to the procedure established by the Board of Directors".		
FOR	AGAINST	ABSTAINING

Item 3: "Election of members of OJSC "Surgutneftegas" Board of Directors	
The proposed resolution: "To elect the following persons to the Board of Directors of OJSC "Surgutneftegas":	
Last, first and middle name of a candidate	Number of votes cast for a candidate
1. Ananiev Sergei Alexeevich	
2. Anziryaev Yuriy Nikolaevich	
3. Bogdanov Vladimir Leonidovich	
4. Bulanov Alexander Nikolaevich	
5. Matveev Nikolai Ivanovich	
6. Medvedev Nikolai Yakovlevich	

7. Mugu Baizet Yunusovich	
8. Ussoltsev Alexander Viktorovich	
9. Fedorov Sergei Anatolievich	
TOTAL: (the number of voting shares multiplied by 9)	
AGAINST ALL CANDIDATES	
ABSTAINED AS TO ALL CANDIDATES	

* Multiply the number of voting shares you hold by 9. You can either distribute the number of votes you got among several (all) candidates to the Board of Directors of OJSC "Surgutneftegas" listed in the ballot paper, or cast the votes for one of the candidates. The number of votes in the "total" column shall be equal to the sum of votes across nine lines of the table mentioned above.
A shareholder is entitled to cast the votes for none of the candidates by crossing the cell next to the line "AGAINST ALL CANDIDATES".
A shareholder is entitled to abstain by crossing the cell next to the line "ABSTAINED AS TO ALL CANDIDATES".

Item 4: "Election of members of OJSC "Surgutneftegas" Auditing Committee

The proposed resolution:
"To elect the following persons to the Auditing Committee of OJSC "Surgutneftegas":

4.1 Belousova Tatyana Mikhailovna	FOR	AGAINST	ABSTAINING
4.2 Komarova Valentina Panteleevna	FOR	AGAINST	ABSTAINING
4.3 Oleynik Tamara Fedorovna	FOR	AGAINST	ABSTAINING

Item 5: "Approval of the Auditor of OJSC "Surgutneftegas"

The proposed resolution:
"To approve OOO "Auditing firm "Aval" as the Auditor of OJSC "Surgutneftegas" for 2002".

FOR	**AGAINST**	**ABSTAINING**

Item 6: "Alterations and amendments to the Charter of OJSC "Surgutneftegas"

The proposed resolution:
"To make alterations and amendments to the Charter of OJSC "Surgutneftegas".

FOR	**AGAINST**	**ABSTAINING**

Item 7: "Alteration to the order of conducting OJSC "Surgutneftegas" Shareholders' General Meeting"

The proposed resolution:
"To alter the order of conducting OJSC "Surgutneftegas" Shareholders' General Meeting".

FOR	**AGAINST**	**ABSTAINING**

Item 8: "Approval of the Provision of OJSC "Surgutneftegas" Board of Directors"

The proposed resolution:
"To approve the Provision of OJSC "Surgutneftegas" Board of Directors".

FOR	**AGAINST**	**ABSTAINING**

Item 9: "Alterations of the Provision of the Auditing Committee of OJSC "Surgutneftegas"		
The proposed resolution: "To alter the Provision of the Auditing Committee of OJSC "Surgutneftegas".		
FOR	**AGAINST**	**ABSTAINING**

Item 10: "Approval of transactions with an interested party, which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (based on Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies)"		
The proposed resolution: "To approve transactions, which may be conducted in the course of general business activity between OJSC "Surgutneftegas" and an affiliated party, in case if the above-mentioned transactions comply with the following conditions: - the transaction is aimed at the implementation of the types and targets of the activities of OJSC "Surgutneftegas", provided by the Charter; - the amount due regarding the transaction and (or) the value of the property, being the subject of the transaction, does not exceed the amount of the transaction, which the Individual Executive Body of the Company is entitled to perform in conformity with the Federal Law of the RF "On Joint Stock Companies". This solution remains valid up to the OJSC "Surgutneftegas" Shareholders' General Meeting for 2002.		
FOR	**AGAINST**	**ABSTAINING**

The shareholder's (proxy's) signature _____________(_________________________)
Last name, first and middle name initials

The data of the Power of Attorney____
#, the date of issue

____
the person, who has issued the Power of Attorney (last name, first name, middle name)

Note:
* Voting on the items in the ballot paper (except for Item 3), cross out all the variants except the one you have chosen.
*The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.
*The ballot paper incorrectly filled in for one or several items, brought up for voting, does not imply the declarance of the ballot paper invalid as a whole.
*A filled in ballot paper can either be sent by post or handed over personally at the address: 52/1, ul. Entuziastov, Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, ballot papers are accepted each working day from 09:00 a.m. till 12:30 p.m. and from 02:00 p.m. to 05:00 p.m. The deadline of receiving of the ballot papers: March 27, 2002 inclusive.
*If voting is put into effect by proxy by sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney, on account of which the proxy is acting.
*If the shareholder intends to vote at the General Meeting personally or to assign his/her proxy, the shareholder shall have with (hand over to the proxy) the received ballot paper.